Exhibit (a)(20)


                                  News Release
         Issued on behalf of Reed International P.L.C. and Elsevier NV


                                                                    5 July 2001

 Reed Elsevier announces acquisition of Harcourt General, Inc. approved by UK
  Department of Trade & Industry, and announces extension of Harcourt tender offer until 8:00 p.m. New York City time on Wednesday, July 11, 2001

Reed Elsevier plc announced today that the Minister for Competition at the UK Department of Trade & Industry (DTI), Melanie Johnson MP, has approved its acquisition of Harcourt General, Inc. (NYSE: H).

The Minister's decision is based on the recommendations made by the UK Competition Commission in its report on the proposed acquisition, which is published today. This decision marks the completion of the regulatory process in all relevant jurisdictions.

Crispin Davis, CEO, said: "We are very pleased that the DTI has cleared this transaction and we can now move quickly to complete the tender offer. The acquisition of Harcourt represents a major step forward in our strategy. The combination of our businesses provides an exceptional platform for growth, to the benefit of our customers, shareholders and staff."

Reed Elsevier Inc. also today announced an extension of the expiration date of its tender offer for all outstanding shares of common stock, par value $1.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share, of Harcourt General, Inc. from 8:00 pm, New York City time on Friday, July 6, 2001 until 8:00 pm, New York City time on Wednesday, July 11, 2001.

The offer is being extended to provide shareholders with the opportunity to tender their shares following completion of the regulatory review process.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on July 3, 2001, approximately 22,293,001 shares of common stock and approximately 571,662 shares of series A cumulative convertible stock of Harcourt had been validly tendered and not withdrawn pursuant to the offer.

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For further information about the tender offer:

Please contact MacKenzie Partners, Inc., the Information Agent for the offer, on (+1) (800) 322-2885.

For further information about Reed Elsevier:

Please contact Catherine May, Reed Elsevier plc, on: (+ 44) (0) 20 7222 8420

Notes to Editors:

Reed Elsevier agreed to buy Harcourt General in October 2000. The UK's Office of Fair Trading referred the portion of the transaction concerning Reed Elsevier's acquisition of Harcourt's science, technical and medical (STM) publications in the UK for further investigation by the Competition Commission in February 2001. Harcourt and Reed Elsevier have respectively a 5% and 10% market share of the UK's market for STM publishing. Harcourt STM journals sales in the UK are $14 million, less than 1% of total revenues in the businesses being acquired by Reed Elsevier.

Reed Elsevier plc is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed International P.L.C and Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REED;
Amsterdam: ELSN; New York: RUK, ENL.

In 2000, Reed Elsevier made adjusted profit before taxation of (pound) 690 million ($1,042 million) on turnover of (pound) 3,768 million ($5,690 million). The group employs 29,000 people, including 15,000 in North America.

Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.

Further information on Reed Elsevier can be found on the company's website at www.reedelsevier.com.

Harcourt General, through its wholly owned subsidiary, Harcourt, Inc., is a broadband learning company that is a major participant in the growing global markets for education, assessment, training and professional information. In the year to 31 October, 2000, Harcourt General reported revenues of US $2,408 million.